Exhibit 2.6

SECOND AMENDED AND RESTATED BINDING HEADS OF AGREEMENT

PRIVATE AND CONFIDENTIAL

On May 10, 2024, the Parties (as defined below) entered into a Heads of Agreement, (the May Heads of Agreement), as amended by the amended and restated Heads of Agreement, dated September 21, 2024, (together with the May Heads of Agreement, the Original Heads of Agreement”) and the Parties hereby agree that the Original Heads of Agreement should be amended and restated in its entirety, as set forth below.

VIS NETWORKS PVT LTD (VIS Networks) and its direct and indirect subsidiaries listed in Annex A hereto (Subsidiaries) (collectively, VIS) are the legal and beneficial owners of various intellectual and technological property rights, relating to, among other things, technology services.

This binding heads of agreement (Binding HOA) sets out the terms upon which Braiin Limited (Braiin) agrees to acquire 100% of the shares in VIS Networks, which are held by the existing shareholders of VIS Networks in the manner set forth in Annex B hereto (Shareholders).

This Binding HOA, dated June 27, 2025 (Execution Date) supersedes any and all previous correspondence, agreements or understandings between the parties, including the Original Heads of Agreement, in respect of the subject matter of this Binding HOA (Parties), and is binding on the parties.

Acquisition Terms	Subject to the terms and conditions to be set out in a formal share sale agreement (Share Sale Agreement) (to be prepared by Braiin’s advisors), which shall: (i) be on terms acceptable to the Parties (acting reasonably), including customary warranties to be provided by the Shareholders and with appropriate limitations on liability for the Shareholders and VIS; and (ii) be consistent with the terms set out in this Binding HOA, except to the extent otherwise agreed by the Parties, Braiin will purchase and the Shareholders will sell, all of the fully paid equity shares in the capital of VIS Networks (collectively, VIS Shares), free from encumbrances, as per a mutually agreeable structure to be set forth in the Share Sale Agreement. The terms of such purchase and sale are set forth below:

(a)	Braiin will purchase, and the Shareholders will sell, such portion of the VIS Shares that constitute 79.7% of the issued and paid up share capital of VIS Networks as of the Execution Date, for a purchase consideration, payable in cash, of USD 12 Million (the purchase and sale of the portion of VIS Shares described under this Section 1(a), First Settlement) on such date as specified in the Share Sale Agreement (First Settlement Date).

(b)	On the date that is 12 months after the First Settlement Date (Second Settlement Date), Braiin will purchase, and the Shareholders will sell, such portion of VIS Shares that constitute 12.2% of the issued and paid-up share capital of VIS Networks as of the Execution Date, for a purchase consideration, payable in cash, of USD 7.2 Million (the purchase and sale of the portion of VIS Shares described under this Section 1(b), Second Settlement).

(c)

On the date that is 24 months after the First Settlement Date (Third Settlement Date), Braiin will purchase, and the Shareholders will sell, such portion of the VIS Shares that constitute 8.1% of the issued and paid-up share capital of VIS Networks as of the Execution Date, for a purchase consideration of USD 4.8 Million (the purchase and sale of the portion of VIS Shares described under this Section 1(c), Third Settlement).

((a), (b) and (c) above, collectively constitute, Acquisition).

Certain Share Sale Agreement Terms	The transactions contemplated by this Binding HOA and governed by the Share Sale Agreement will be conditioned upon the satisfaction (or waiver) of customary conditions precedent or pre-Settlement actions, including, but not limited to, the following:

(a)	Formal Shareholders’ Agreement

Subject to Section 2(b) below, the shareholders of VIS Networks as on the First Settlement Date, and VIS Networks, entering into and being bound by a formal shareholders’ agreement (to be prepared by VIS Networks’ advisors) (Shareholders’ Agreement), which shall be on terms acceptable to all parties to such Shareholders’ Agreement (acting reasonably) including appropriate minority protections rights, governance rights and restriction on transferability of shares of all shareholders of VIS Networks as of the First Settlement Date.

(b)	Structure

The Parties shall mutually agree on a structure for the transaction which is in compliance with the applicable tax and legal framework in the relevant jurisdictions prior to execution of the Share Sale Agreement and Shareholders’ Agreement.

(c)	Audit

VIS to provide VIS’ AICPA standard financial audit reports for the most recent two fiscal years to the absolute satisfaction of Braiin. Subject to a maximum cap of USD 25,000, VIS Networks shall bear the costs and expenses of the AICPA standard financial audit referred to in this Section 2(c).

(d)	Admission to NASDAQ or NYSE

Braiin Holdings or its nominee receiving conditional approvals or equivalent approvals, to admit the securities of Braiin or its nominee to trading on NASDAQ or NYSE on terms customary for listing in connection with business combinations.

(e)	Due Diligence

Completion of financial, legal and technical due diligence by Braiin on VIS to the absolute satisfaction of Braiin.

(f)	Employment Agreements

Certain key employees of VIS Networks (to be determined in the Share Sale Agreement) having executed employment agreements with VIS Networks on reasonably customary terms, which terms shall be no less favourable than the existing terms of employment of such key employees. For avoidance of doubt, it is hereby agreed and clarified that the employment agreements referenced in this Section 2(f) shall, subject to First Settlement, be effective from the First Settlement Date.

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(g)	Approvals

The Parties obtaining all corporate, shareholder and regulatory approvals necessary to lawfully complete the Acquisition.

(h)	Indian Exchange Control

Upon the reasonable request by the Shareholders, Braiin providing VIS Networks and the Shareholders with all documents and information required by the Reserve Bank of India and/ or the authorised dealer banks of the Shareholders to enable: (i) the Shareholders to complete the Acquisition including receipt of the consideration for the Acquisition in their bank accounts; and (ii) the Shareholders and VIS Networks to report the Acquisition with the Reserve Bank of India/ authorised dealer banks.

3.	Settlement

The Parties agree to cooperate in good faith to structure the Acquisition in the Share Sale Agreement in a manner which is compliant with all applicable laws.

Braiin acknowledges that Indian regulations may require Braiin to execute certain securities transfer forms and/ or open and operationalise an active demat account in India capable of receiving the VIS Shares as a condition precedent to such transfer of VIS Shares, and Braiin will cooperate with such Indian regulations.

Each Shareholder in respect of the VIS Shares transferred by him/ her to Braiin (or its nominee) in accordance with the terms of the Share Sale Agreement and the Shareholders’ Agreement, shall file Form FC-TRS with the Reserve Bank of India/ its authorised dealer banks within the timelines set out under applicable law. Braiin and VIS Networks agree to reasonably cooperate with the Shareholders to enable the Shareholders to make such filing.

The Parties acknowledge that the Share Sale Agreement will also capture the appropriate actions required: (i) for payment of consideration as set out in Section 1 above; and (ii) under law to complete the transfer of the relevant VIS Shares on the First Settlement Date, Second Settlement Date and the Third Settlement Date for the consideration set out in Section 1 and register Braiin (or its nominee) as the registered and beneficial owner of the relevant VIS Shares acquired by Braiin (or its nominee) on the First Settlement Date, Second Settlement Date and Third Settlement Date (as applicable) or as the beneficial owner in the event shares are in demat form, in each case in accordance with and subject to the terms of the Share Sale Agreement and Shareholders’ Agreement.

4.	Future Funding	The Share Sale Agreement or the Shareholders’ Agreement will contain terms regarding Braiin’s infusion of funds into VIS Networks after the First Settlement Date for the purposes of growth capital. The terms and conditions of such infusion by Braiin (including amounts required towards such infusion) shall be mutually agreed between the Parties and set out in the Shareholders’ Agreement.

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5.	Standstill	The Share Sale Agreement will contain customary standstill obligations/ covenants on VIS to maintain status quo, on and from the date of execution of the Share Sale Agreement till the First Settlement Date, such as:

(a)	incur any material liability other than in the ordinary course of business;

(b)	dispose of the whole, or a substantial part, of its business or assets;

(c)	vary or reduce its capital structure;

(d)	issue, or agree to issue, any equity or debt securities, or grant or agree to grant any rights over existing issued capital, or rights to be issued securities;

(e)	alter or agree to alter its constitution or constituent documents;

(f)	declare any dividends or distribute any assets;

(g)	cause to occur, by act or omission, an event or series of events, whether related or not, which may have a material adverse effect on the business, assets or financial condition of VIS or on the transactions contemplated by this Binding HOA; and

(h)	create or permit the creation of any encumbrance over the assets of VIS, other than in the ordinary course of business.

Notwithstanding anything contained herein, the standstill obligations in Section 5(c) above shall not apply to any actions undertaken by VIS and/ or the Shareholders for the purposes of execution and consummation of transactions specified in Annexure C of this Binding HOA.

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6.	Exclusivity	During the period from the Execution Date until the earlier of (i) execution of the Share Sale Agreement; (ii) the later of (a) the listing of the securities on NASDAQ or NYSE and (b) 30 September, 2025 (the End Date); (iii)termination of this Binding HOA; or (iv) Braiin communicating, any time prior to the End Date, to VIS or any of the Shareholders of its intent not to pursue the Acquisition, each of VIS Networks and the Shareholders agree that:

(a)	they will not participate in any negotiations or discussions with, or provide any information to, or accept or enter into any agreement, arrangement or understanding with, any third parties in respect of a transaction that may materially reduce the likelihood of success of the transactions contemplated by this Binding HOA and will also cease any existing discussions or negotiations regarding such transactions;

(b)	they will not engage with any other third party other than advisors, accountants or lawyers in connection with the sale of all or any VIS Shares, or any of VIS’ business, assets or undertaking other than in the ordinary course of business or other than in a manner as may be disclosed by the Shareholders/ VIS to Braiin in writing; and

(c)

they will not provide any third party with any information regarding VIS or its business, assets or undertakings in connection with (a) and/ or (b) above, other than in the ordinary course of its ordinary business.

Notwithstanding anything contained herein, the exclusivity obligations in Section 6 shall not apply to any actions undertaken by VIS and/ or the Shareholders for the purposes of execution and consummation of transactions specified in Annexure C of this Binding HOA.

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7.	Confidentiality	Each Party is to keep confidential the terms of this Binding HOA and any other information obtained from another during the negotiations preceding the Execution Date or in the course of furthering the transactions contemplated by this Binding HOA whether in the course of conducting due diligence or otherwise (Confidential Information), and is not to disclose it to any person except:

(a)	to officers, employees, shareholders, legal advisers, auditors and other consultants requiring the information for the purposes of this Binding HOA;

(b)	with the consent of the Party or Parties which own the Confidential Information;

(c)	if the information is, at the date of this Binding HOA, lawfully in the possession of the recipient of the information through sources other than any of the other Parties;

(d)	if required by law,

(e)	requirements for disclosure under the rules of the U.S. Securities and Exchange Commission or under rules of a stock exchange;

(f)	if strictly and necessarily required in connection with legal proceedings relating to this Binding HOA;

(g)	if the information is generally and publicly available other than as a result of a breach of confidence; or

(h)	to a financier or prospective financier (or its advisers) of a Party.

Braiin must not use any Confidential Information provided to it by or on behalf of VIS (i) for any purpose other than the proposed Acquisition; (ii) to the competitive disadvantage or detriment of VIS. VIS Networks must not use any Confidential Information provided to it by or on behalf of Braiin (i) for any purpose other than the proposed Acquisition; (ii) to the competitive disadvantage or detriment of Braiin.

A Party disclosing Confidential Information must use all reasonable endeavours to ensure that persons receiving the Confidential Information from it do not disclose the Confidential Information except in the circumstances permitted in this Section.

The obligations under this Section contain obligations separate and independent from the other obligations of the Parties and remain in existence for a period of two years from the date of this Binding HOA, regardless of any termination of this Binding HOA.

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8.	Further Acts	Each Party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that Party) required by law or reasonably required by the other Party to give effect to this Binding HOA.

9.	Governing Law	This Binding HOA is governed by and construed in accordance with the laws of India. Each Party irrevocably submits to the exclusive jurisdiction of the courts of India, and the courts competent to determine appeals from such court with respect to any proceedings which may be brought at any time relating to this Binding HOA.

10.	Dispute Resolution

The Parties must endeavour to settle any dispute in connection with this Binding HOA by mediation. The mediation is to be conducted by a mediator who is independent of the Parties and appointed by agreement between the Parties or, failing agreement, within seven days of receiving any Party’s notice of dispute, by a person appointed in accordance with the rules of Singapore International Mediation Centre (SIMC). The rules of SIMC shall apply to the mediation. It is a condition precedent to the right of either party to commence arbitration or litigation, other than for interlocutory relief, that they have first offered to submit the dispute to mediation.

In the event the Parties are unable to settle disputes under this Binding HOA through mediation, the Parties shall refer such dispute to arbitration. which will be administered by the Singapore International Arbitration Centre (SIAC). Each Party to such dispute shall appoint one arbitrator and the presiding arbitrator(s) shall be appointed in accordance with the rules of SIAC. The venue of such arbitration shall be Singapore and the seat shall be Bangalore, India.

11.	Assignment	No Party may assign, novate or otherwise transfer any of its rights or obligations under this Binding HOA without the written consent of the other Party.

12.	Costs

Braiin shall bear its own, and VIS Networks shall bear for itself and the Shareholders, legal costs of and incidental to the preparation, negotiation and execution of this Binding HOA.

The Parties shall mutually agree upon, and set out in the Share Sale Agreement or the Shareholders’ Agreement (as applicable), the Party(ies) responsible for bearing stamp duty in relation to the agreements or instruments executed in connection with the Acquisition.

13.	Tax	No Party makes any representation to the other with regard to the intended tax consequences of the Acquisition.

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14.	Remedies	The rights, power and remedies in respect of the provisions of this Binding HOA are cumulative with and not exclusive to the rights, power or remedies provided by law independently of this Binding HOA.

15.	Variation	No modification or alteration of the terms of this Binding HOA shall be made unless such modification/ alteration is: (a) made in writing; (b) dated subsequent to the date of this Binding HOA; and (c) duly executed by all Parties.

16.	Notices

Each notice authorised or required to be given to a Party shall be in writing and may be delivered personally or sent by properly addressed prepaid mail in each case addressed to the Party at its address set out in below:

In the case of Braiin:

Address:	283 Rokeby Road Subiaco WA 6008
Email:	natraj@braiin.com
Attention:	Natraj Balasubramanian In the case of VIS and the Shareholders:
Address:	# 94, 4th Cross,
2nd Block Koramangala Bangalore, 560034 Karnataka India
Email:	umashankar@visnet.in
Attention:	Umashankar Bantwal

17.	Severability	If any term or provision of this Binding HOA is invalid, illegal or unenforceable such invalidity, illegality or unenforceability will not affect any other term or provision of this Binding HOA.

18.	Counterparts	This Binding HOA may be executed in any number of counterparts. All counterparts will be taken to constitute one instrument. Signatures by means of electronic communication are taken to be valid and binding to the same extent as original signatures.

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(m)	if a period of time is specified and dates from a given day or the day of an event, it is to be calculated exclusive of that day;

(n)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o)	if an act prescribed under this Binding HOA to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day;

(p)	a reference to a payment is to a payment by electronic funds transfer or such other form of cleared funds the recipient otherwise allows in the relevant lawful currency specified;

(q)	a reference to a party using or an obligation on a party to use reasonable endeavours or its best endeavours does not oblige that party to:

(i)	pay money:

(A)	in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(B)	in circumstances that are commercially onerous or unreasonable in the context of this Binding HOA;

(ii)	provide other valuable consideration to or for the benefit of any person; or

(iii)	agree to commercially onerous or unreasonable conditions.

19.2	As used herein, the term “nominee” includes an affiliate of Braiin who may be potential acquirer of Braiin and/or the VIS Shares. For avoidance of doubt, the nominee shall, at all times, be bound by, and subject to, the same obligations and restrictions in this HOT as applicable to Braiin. Further, the nominee shall not be entitled to any rights superior or incremental to what Braiin is entitled to.

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20.	Termination	This Binding HOA shall be effective from the Execution Date and shall be terminated:

(i)	by any Party with a written notice to the other Party, in case the Share Sale Agreement and the Shareholders’ Agreement are not executed by the End Date;

(ii)	automatically, upon execution of the Share Sale Agreement and Shareholders’ Agreement;

(iii)	by mutual agreement of all Parties in writing; or

(iv)	Braiin/ VIS Networks communicating, any time prior to the End Date, to VIS/Braiin or any of the Shareholders of its intent not to pursue the Acquisition.

Upon termination of this Binding HOA, the agreement constituted by this Binding HOA (other than terms in respect of Confidentiality set out in Clause 7 which will be governed in accordance with the terms of Clause 7) will come to an end and the Parties will be released from their obligations under this Agreement (other than in respect of any prior breaches of binding provisions of this Binding HOA).

If the terms and conditions set out above are acceptable, please execute this Binding HOA in the appropriate place below.

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EXECUTED by BRAIIN LIMITED

in accordance with section 127 of the

Corporations Act 200 I (Cth)

/s/ Natraj Balasubramanian

Natraj Balasubramanian
Name of director

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EXECUTED for and on behalf of

VIS NETWORKS PVT LTD

/s/ Suresh Kamath
Signature

Name and Designation
Suresh Kamath (Director)

This signature page forms an integral part of the heads of agreement executed by and between: (i) Braiin Limited, (ii) Vis Networks Private Limited, (iii) Vijetha Umashankar, (iv) Swetha K. Acharya, (v) Suresh Kamath, (vi) T S Prajwal, (vii) Girija N and (viii) Nagambika.

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EXECUTED by Girija N as part of the SHAREHOLDERS

/s/ Girija N
Girija N

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EXECUTED by Nagambika as part of the SHAREHOLDERS

/s/ Nagambika
Nagambika

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EXECUTED by T S Prajwal as part of the

/s/ T S Prajwal
T S Prajwal
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EXECUTED by Suresh Kamath as part of the SHAREHOLDERS

/s/ Suresh Kamath
Suresh Kamath

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EXECUTED by Swetha K. Acharya as part

/s/ Swetha K. Achary
Swetha K. Acharya

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EXECUTED by Vijetha Umashankar as part of the SHAREHOLDERS

/s/ Vijetha Umashankar
Vijetha Umashankar

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Annex A

Subsidiaries

ENTITY	COUNTRY OF ORIGIN	% OF SHAREHOLDING OF VIS NETWORKS
VIS GLOBAL PTE LTD	SINGAPORE	99.98%
VIS NET TECHNOLGIES PLC	PHILIPPINES	100%
VIS GLOBAL DIGITAL SOLUTIONS	OMAN	54%
VIS GLOBAL INC	USA	95%
VIS NETWORKS UK LTD	UK	95%
VIS GLOBAL SDN BHD	MALASIA	100%
VIS GLOBAL PTY LTD	AUSTRALIA	45%
VIS NET TECHONOLOGY LLC	UAE	60%
MERYKH TECHNOGIES PVT. LTD	INDIA	25%
Artiligent Solutions Private Limited	INDIA	30%

For the avoidance of doubt, it is hereby clarified, that Smarterhi Communications Private Limited will not be considered as Subsidiary for the purposes of the Acquisition.

Annex B

VIS Shareholders

Name of Shareholder	No. of equity shares of face value INR 10 each	% holding
l. Vijetha Umashankar	9,73,380	24.06%
2. Swetha K. Acharya	8,73,340	21.59%
3. Suresh Karnath	4,33,340	10.71%
4. T S Prajwal	3,13,300	7.75%
5. Girija N	8,73,340	21.59%
6. Nagambika	5,33,380	13.19%
Holders of shares pursuant to exercise of ESOPs	45,000	1.11%
Total	40,45,080	100%

Annex C

Proposed Share Transfers

1.	Transfer of shares amounting to 12% of the share capital of VIS Networks (UK) Limited held by VIS Networks to any one of its associate companies/ affiliates (Share Transfer 1). For avoidance of doubt, pursuant to Share Transfer 1, VIS Networks shall continue to hold shares equivalent to 83% of the share capital of VIS Networks (UK) Limited.

2.	Transfer of shares/ ownership interest amounting to: (i) 12% of the share capital/ ownership interest of VIS Global Inc. held by VIS Networks to any one of its associate companies/ affiliates (Share Transfer 2); and (ii) 20% of the share capital/ ownership interest of VIS Global Inc. held by VIS Networks to a specified individual (Share Transfer 3). For avoidance of doubt, pursuant to Share Transfer 2 and Share Transfer 3, VIS Networks shall continue to hold shares/ ownership interest equivalent to 63% of the share capital/ ownership interest of VIS Global Inc.